KIRKLAND & ELLIS LLP

Monica J. Shilling, P.C.
To Call Writer Directly:
+1 310 552 4355
monica.shilling@kirkland.com

2049 Century Park East
Los Angeles, CA 90067
United States

+1 310 552 4200

www.kirkland.com

Facsimile:
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August 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ares Capital Corporation
File No. 814-00663
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir/Madam:

On behalf of Ares Capital Corporation (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the verified derivative complaint filed in the United States District Court for the District of Maryland in case 1:26-cv-03231 on August 14, 2026 by Steven Simons, derivatively, purportedly on behalf of the Company, as plaintiff, against Ares Capital Management LLC, as defendant, and the Company, as nominal defendant.

If you have any questions or comments regarding this submission, please do not hesitate to contact me at 310.552.4355.

Sincerely,

/s/ Monica Shilling

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

STEVEN SIMONS
c/o Robbins LLP
5060 Shoreham Place, Suite 300
San Diego, CA 92122
Derivatively on Behalf of ARES CAPITAL CORPORATION,

Plaintiff,

v.

ARES CAPITAL MANAGEMENT, LLC
1800 Avenue of the Stars, Suite 1400
Los Angeles, CA 90067

Defendant,

-and-

ARES CAPITAL CORPORATION,
245 Park Avenue, 44th Floor
New York, NY 10167
a Maryland Corporation,

Nominal Defendant.

No.

DEMAND FOR JURY TRIAL

VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff Steven Simons ("Plaintiff"), by Plaintiff's undersigned counsel, brings this action derivatively on behalf of and for the benefit of Ares Capital Corporation ("ARCC" or the "Fund") against Ares Capital Management, LLC (the "Adviser" or "Defendant") pursuant to Section 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80a-35(b). The allegations below are based on Plaintiff's personal knowledge as to Plaintiff's own acts and on information and belief as to all other matters, based on the investigation of counsel, including review of U.S. Securities and Exchange Commission ("SEC") filings, the Adviser's Form ADV materials, the Adviser's public filings, publicly available industry reports, ARCC's public disclosures, and the complaints and pleadings supplied for drafting purposes. Plaintiff believes that discovery will provide additional evidentiary support for these allegations.

NATURE OF THE ACTION

1. Plaintiff brings this derivative excessive-fee action on behalf of ARCC under Section 36(b) of the ICA. ARCC is an externally managed business development company ("BDC") whose investment activities are conducted by the Adviser.

2. ARCC pays the Adviser exorbitant advisory compensation under an investment advisory and management agreement that rewards assets, leverage, accrued income, and valuation judgments rather than realized economic performance. These fees include a base management fee of 1.5% based on ARCC's total assets, including assets purchased with borrowed money. Although this fee is reduced to 1% on all assets using leverage over 1x debt to equity, leverage mechanically expands the fee paid to the Adviser by increasing the Fund's assets.

3. In addition, the Adviser receives an income incentive fee calculated as 20% of all quarterly-accrued, pre-incentive-fee net investment income ("NII") above 2.1875%, and 100% of NII between a 1.75% hurdle rate and 2.1875%. Notably, the Fund's NII includes deferred income,

such as payment-in-kind ("PIK") income, that the Fund has not yet received in cash. The Adviser is under no obligation to pay back the fees it receives on the basis of deferred income even if the corresponding income is never received by the Fund. This dynamic creates a significant conflict of interest between the Adviser and the Fund, as the Adviser is incentivized to rely on deferred income sources to increase its own fees despite the fact that deferred income is inherently more speculative as compared with cash payments and signals degraded portfolio quality.[1]

4. The Adviser's reliance on PIK income in its management of the Fund is of particular importance here. PIK financing occurs when the borrower adds unpaid interest to the principal balance of the loan instead of paying due interest in cash. The lender records the accrued interest as income because the amount owed to the lender increases even though no cash has actually been received. Significant reliance on PIK income signals stress in a credit portfolio as it signals a borrower is unable or unwilling to make required payments.

5. While significant use of PIKs is generally a negative indicator for the Fund, the Adviser can use PIKs to increase its fees in several ways, including by: (i) increasing the accrued income used to calculate the Adviser's income incentive fee; (ii) increasing the principal or amortized-cost balance of the Fund's investments; (iii) supporting a purportedly higher fair value of the Fund's investments; and (iv) increasing the purported value of the asset base used to calculate the Adviser's management fee. These incentives are present regardless of whether the PIK is included at loan origination or through loan modification. In either scenario, reliance on PIK income may be bad for the Fund, but good for the Adviser's fees.

[1] The Fund may also pay the Adviser a capital gains incentive fee, however there was no such fee payable to the Adviser for the years ended December 31, 2024 and 2025.

6. The Adviser and ARCC's interests also diverge when it comes to the valuation of ARCC's investments. Over 97% of the Fund's investments are considered "level 3" valuations, defined as "valuations based on inputs that are unobservable and significant to the overall fair value measurement." Accordingly, the valuations of these investments are not generally independently verifiable. The Board of Directors (the "Board") of ARCC designated the Adviser as ARCC's valuation designee under Rule 2a-5 of the ICA. As a result, the Adviser plays a primary role in determining the fair value for illiquid assets that affect ARCC's net asset value ("NAV"), total assets, fee base, and reported performance. The Adviser receives greater compensation when those assets are valued higher or written down more slowly, providing the Adviser with a powerful incentive to overstate the value of the Fund's portfolio assets.

7. Notably, ARCC's fee structure contains no meaningful look-back requiring the Adviser to return the income incentive fees it has earned on accrued PIK or other deferred income that later proves uncollectible. This results in asymmetrical risks and rewards: the Adviser pockets fees based on PIK income now, while ARCC and its shareholders bear the long-term risk that the purported income on which those fees are based is never realized, as well as the short-term pressure of ARCC having to raise enough cash to cover distributions necessary to account for uncertain PIK income. The Adviser is heavily incentivized to use PIK income rather than taking timely write downs on impaired assets, allowing the Adviser to pay itself more even as the Fund's portfolio suffers increased degradation and heightened risks of nonpayment.

8. As detailed more fully herein, the Adviser endeavored to keep ARCC's total asset values materially inflated through, *inter alia*, the excessive use of PIK financing, failures to take timely write downs, and the systematic inflation of the Fund's assets. These tactics have caused the fees paid by the Fund to the Adviser to be grossly excessive, totaling $773 million for the

Fund's fiscal 2025 alone (consisting of a $425 million base management fee and a $348 million income-based fee). This amounted to a $122 million increase, or 19%, over the $651 million in total fees paid to the Adviser by the Fund for its fiscal 2023, while the Fund's PIK income increased by $124 million, or 34%, over these same two years. Meanwhile, the percentage of Fund assets on non-accrual status has climbed to 2.4% of the Fund's total investments at amortized cost for the Fund's latest fiscal quarter ending June 30, 2026, an ***85% increase*** since December 31, 2023.

9. Additional facts confirm the Adviser's fees are excessive. By 2025, ARCC had become the largest publicly traded BDC by market capitalization. The Fund's total assets were over $31 billion, a $15 billion increase since 2020. Despite ARCC's extraordinary scale, the advisory fee arrangement has not been meaningfully redesigned to share economies of scale with ARCC or its shareholders. Instead, the Adviser has continued to collect large fees under a structure that magnifies compensation as assets, leverage, and non-cash income increase, regardless of the overall size of the Fund. As a result, both ARCC's total assets and the fees it pays to the Adviser have increased roughly 93% since 2020. The Adviser has failed to pass along to ARCC any meaningful cost savings due to the Fund's increased scale, instead merely pocketing more fees.

10. In short, the Adviser's fees are so disproportionately large that they bear no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. Accordingly, Plaintiff seeks recompense for damages resulting from the Adviser's breaches of the fiduciary duties it owes the Fund, including the repayment of excessive compensation received by the Adviser and other relief pursuant to Section 36(b)(3) of the ICA.

JURISDICTION AND VENUE

11. This is a derivative action brought by Plaintiff on behalf of ARCC pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b).

12. This Court has subject matter jurisdiction pursuant to 15 U.S.C. §80a-43, 15 U.S.C. §80a-35(b)(5), and 28 U.S.C. §1331.

13. Venue is proper in this District pursuant to 15 U.S.C. §80a-43, §80a-35(b)(5), and 28 U.S.C. §1391 because the Fund is a Maryland corporation, the Fund transacts business in this District, and certain of the acts and transactions giving rise to Plaintiff's claim occurred in this District, including the imposition of allegedly excessive management fees by the Adviser on a Maryland corporation. Moreover, the bylaws of the Fund provide that, because the Fund has not expressly "consent[ed] in writing to the selection of an alternative forum," this District "***will be the sole and exclusive forum for***: (i) ***any derivative action or proceeding brought on our behalf***" and "(ii) … (a) ***any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders***," including this action.[2]

THE PARTIES

Plaintiff

14. Plaintiff has continuously owned ARCC stock since 2017.

Nominal Defendant

15. Nominal defendant ARCC is a Maryland corporation. ARCC's common stock trades on the NASDAQ Global Select Market under the symbol "ARCC." ARCC is a BDC under the ICA and therefore regulated as an investment company for federal tax purposes.

16. ARCC operates in the private credit market. Private credit is a form of financing whereby non-bank entities, such as asset managers, private equity firms, and insurance companies, lend capital directly to businesses, sometimes referred to as "direct lending." Unlike bank lending, which funds the extension of credit from customer deposits, direct lending utilizes funds raised

[2] Emphasis added here and throughout unless otherwise noted.

from private or public markets, such as from shareholder capital contributions. Entities engaged in direct lending do not have to maintain the same capital levels as banks to absorb losses, which may allow for riskier lending strategies.

Defendant

17. Defendant Adviser is a Delaware limited liability company with principal executive offices in Los Angeles, California. The Adviser is a subsidiary of Ares Management Corporation ("Ares"), a publicly traded, global alternative investment manager. The Adviser manages ARCC's day-to-day operations and also provides the Fund with investment advisory and management services pursuant to the Second Amended and Restated Agreement dated June 6, 2019 (the "Advisory Agreement"). Under the terms of the Advisory Agreement, which was approved by the Board, the Adviser is responsible for determining the composition of ARCC's portfolio, the nature and timing of changes to ARCC's portfolio and the manner of implementing such changes. Despite the substantial increase in the size of ARCC since the execution of the Advisory Agreement, the Advisory Agreement has remained unchanged since 2019.

18. The Adviser also acts as the investment advisor to Ares Strategic Income Fund ("ASIF"). The Adviser provides ASIF investment advisory and management services pursuant to a Third Amended and Restated Investment Advisory Agreement dated September 12, 2024 ("ASIF Advisory Agreement").

Relevant Non-Parties

19. ARCC and the Adviser are overseen by the Board. The Board consists of ten directors: Michael Arougheti, Michael Smith, Mitchell Goldstein, R. Kipp deVeer, Ann Torre Bates, Mary Beth Henson, Daniel G. Kelly, Jr., Steven B. McKeever, Michael K. Parks, and Eric B. Siegel. ARCC admits that Michael Arougheti, Michael Smith, Mitchell Goldstein, and R. Kipp

deVeer are not independent, and three of the six remaining directors lack independence because of their historical relationships with Ares, millions of dollars' worth of compensation and other benefits received from Ares, and their demonstrated acquiescence to the Adviser. The Board is divided into three classes, with members of each class serving staggered three-year terms.

20. Michael Arougheti ("Arougheti") has been an ARCC director since February 2009 and its Executive Vice President since October 2014. Arougheti has held a variety of different positions with ARCC over the years, serving as ARCC's Co-Chairperson of the Board from July 2014 to October 2024, its Chief Executive Officer ("CEO") from May 2013 to July 2014, and its President from May 2004 to May 2013. Arougheti co-founded Ares and serves as its CEO and a member of its board. He also holds a board seat at Ares Partners Holdco LLC's Board of Managers and serves as President of the Ares Charitable Foundation, having previously served as the foundation's Co-Chairman. In addition, Arougheti previously served as Co-Chairman of Ares Acquisition Corporation and Ares Acquisition Corporation II, President of Ares, a director of Ares Commercial Real Estate Corporation, CEO, a director, and President of Ares Management GP LLC, Co-Head and Senior Partner of Ares Management GP LLC's Direct Lending Group, and as a Senior Partner in Ares Management LLC's Private Debt Group.

21. Michael L. Smith ("Smith") has been an ARCC director since October 2022 and also Co-Chairman of the Board since October 2024, having previously served as ARCC's Co-President and Executive Vice President. Smith has also served as ASIF's Co-CEO and a trustee since September 2022, as CION Ares Diversified Credit Fund's Vice President since January 2024, as a Partner of Ares Management Corporation's Credit Group since at least March 2016, and has been a member of the Ares U.S. Direct Lending Committee since at least March 2016. Smith

formerly served as Senior Partner of Ares Management GP LLC's Direct Lending Group, Co-Head of the Ares Credit Group, and as a Senior Partner in Ares Management LLC's Private Debt Group.

22. Mitchell Goldstein ("Goldstein") has been an ARCC director and Co-Chairperson of the Board since October 2024, having previously served as ARCC's Co-President and its Executive Vice President. Goldstein has also served as ASIF's Co-CEO and a trustee since September 2022, as CION Ares Diversified Credit Fund's Vice President and a trustee since at least December 2016, as a Partner of the Ares Credit Group since at least March 2016, and has been a member of the Ares U.S. Direct Lending Committee since at least March 2016. Previously, Goldstein served as Co-Head of Ares Credit Group, as a Senior Partner of Ares Management's Direct Lending Group, and as a Senior Partner in Ares Management's Private Debt Group.

23. R. Kipp deVeer ("deVeer") has been an ARCC director since October 2015 and its Executive Vice President since April 2025. DeVeer previously served as ARCC's CEO from July 2014 to April 2025 and as its President from May 2013 to July 2014. DeVeer has also been Ares' Co-President since February 2025, an Ares director since February 2020, an Ares Partner since November 2018, a member of the Ares U.S. Direct Lending Committee since at least March 2016, and held various other positions within Ares since May 2004. DeVeer has also served as ASIF's Chairperson and trustee since September 2022 and a director of Ares Partners Holdco LLC's Board of Managers since at least February 2017. DeVeer was the Adviser's CEO from July 2014 to April 2025 and previously served as a Senior Partner in Ares Management LLC's Private Debt Group, a director for Ares Management Limited, the Head of Ares' Credit Group, and a Partner of Ares Management GP LLC.

24. Eric B. Siegel ("Siegel") has been an ARCC director since 2004 and purported Lead Independent Director since 2010. Siegel has also served as ASIF's Lead Independent Trustee since September 2022.

25. Ann Torre Bates ("Bates") has been an ARCC director since April 2010. Bates has also been an ASIF trustee since September 2022 and an Ares Core Infrastructure Fund's trustee since October 2024.

26. Steven B. McKeever ("McKeever") has been an ARCC director since September 2012. McKeever has also served as an ASIF trustee since September 2022.

27. Daniel G. Kelly, Jr. ("Kelly") has been an ARCC director since May 2016.

28. Michael K. Parks ("Parks") has been an ARCC director since November 2019.

29. Mary Beth Henson ("Henson") has been an ARCC director since March 2022.

30. Ares Management Corporation ("Ares") is a Delaware corporation with principal executive offices located in Los Angeles, California 90067. Ares is a global alternative investment manager with more than $600 billion of assets under management. Defendant Adviser is a direct subsidiary of Ares.

31. CION Ares Diversified Credit Fund ("CADEX") is a Delaware statutory trust and a diversified, closed-end management investment company. CADEX's investment objective is purportedly to provide superior risk-adjusted returns across various market cycles by investing in a diversified, portfolio of liquid and illiquid asset classes.

32. Ares Dynamic Credit Allocation Fund, Inc. ("ARDC") is a Maryland corporation and a diversified closed-end management investment company. ARDC's purported investment objective is to seek an attractive risk-adjusted level of total return, primarily through current income and, secondarily, through capital appreciation.

33. ASIF is a Delaware statutory trust and a closed-end management investment company that has elected to be regulated as a BDC. ASIF's purported investment objective is to generate current income and, to a lesser extent, long-term capital appreciation.

34. Ares Private Markets Fund ("APMF") is a Delaware statutory trust and a non-diversified, closed-end management investment company. APMF's purported investment objective is to seek attractive long-term capital appreciation.

35. Ares Core Infrastructure Fund ("ACI") is a Delaware statutory trust and a non-diversified closed-end management investment company that has elected to be regulated as a BDC. ACI's purported investment objective is to generate attractive risk-adjusted total returns consisting primarily of current income and, secondarily, of capital appreciation.

36. Ivy Hill Asset Management L.P. ("Ivy Hill") is a Delaware limited partnership that is registered as an investment adviser under the Advisers Act. Ivy Hill is ARCC's indirect, wholly owned portfolio company that manages the investment and reinvestment of the assets of the existing BDC Downstream Funds.

37. Ares Capital Management II LLC ("ACM II") is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. ACM II serves as investment adviser to ARDC, APMF, and ACI and as sub-adviser to CADEX.

38. CION Ares Management LLC ("CAM") is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. CAM serves as investment adviser to CADEX and is structured as a joint venture between affiliates of Ares Management and affiliates of CION Investment Group, LLC.

39. Senior Direct Lending Program, LLC ("SDLP") is a joint venture of ARCC and Varagon Capital Partners, L.P. with the objective of making certain first lien senior secured loans,

including certain stretch senior and unitranche loans, primarily to U.S. middle-market companies. Generally, SDLP may commit and hold individual loans of up to $450 million and ARCC may directly co-invest with SDLP to accommodate larger transactions. All portfolio decisions and generally all other decisions for SDLP must be approved by an investment committee of SDLP consisting of representatives of ARCC and Varagon Capital Corporation.

40. Most of the members of the Board have served as directors or officers of numerous entities affiliated with Ares, oftentimes reflecting deep relationships with Ares that span more than a decade. Specifically:

a. Michael Arougheti

- ARCC Director (February 2009 – Present)
- ARCC Executive Vice President (October 2014 – Present)
- ARCC Co-Chairperson of the Board (July 2014 – October 2024)
- ARCC CEO (May 2013 – July 2014)
- ARCC President (May 2004 – May 2013)
- Ares Co-Founder, CEO, and a Director (November 2018 – Present)
- Ares Partners Holdco LLC's Board of Managers Director (at least September 2014 – Present)
- Ares Charitable Foundation's President (June 2020 – Present)
- Ares Charitable Foundation's Co-Chairman of the Board of Directors (at least January 2021 – at least December 2022)
- Ares Acquisition Corporation II's Co-Chairman (March 2021 – September 2025)
- Ares Acquisition Corporation's Co-Chairman (January 2021 – November 2023)
- Ares' President (November 2018 – February 2025)
- Ares Commercial Real Estate Corporation Director (2011 – May 2024)
- Ares Management GP LLC CEO (January 2018 – November 2018)
- Ares Management GP LLC Director (March 2014 – November 2018)
- Ares Management GP LLC President (May 2014 – November 2018)
- Ares Management GP LLC's Senior Partner, Direct Lending Group (at least March 2014 – at least March 2015)
- Ares Management Senior Partner, Private Debt Group (at least May 2013 – at least March 2014)
- Ares U.S. Direct Lending Committee Member (at least March 2016 – at least March 2024)

b. Michael L. Smith

- ARCC Director (October 2022 – Present)

- ARCC Co-Chairman of the Board (October 2024 – Present)
- ARCC's Co-President (July 2014 – October 2022)
- ARCC Executive Vice President (May 2013 – July 2014)
- ASIF Co-CEO and a Trustee (September 2022 – Present)
- CADEX Vice President (January 2024 – Present)
- Ares Credit Group Partner (at least March 2016 – Present)
- Ares Management GP LLC Senior Partner, Direct Lending Group (at least March 2014 – at least March 2015)
- Ares Credit Group Co-Head (at least March 2017 – at least March 2024)
- Ares Management LLC Senior Partner, Private Debt Group (at least May 2013 – at least March 2014)
- Ares Management LLC various positions of increasing responsibility (May 2004 – at least May 2013)
- Ares U.S. Direct Lending Committee Member (at least March 2016 – Present)

c. R. Kipp deVeer

- ARCC Director (October 2015 – Present)
- ARCC Executive Vice President (April 2025 – Present)
- ARCC CEO (July 2014 – April 2025)
- ARCC President (May 2013 – July 2014)
- Ares Co-President (February 2025 – Present)
- Ares Director (February 2020 – Present)
- Ares Partner (November 2018 – Present)
- Ares various positions of increasing responsibility (May 2004 – Present)
- ASIF Chairperson and Trustee (September 2022 – Present)
- Ares Partners Holdco LLC's Board of Managers Director (at least February 2017 – Present)
- Ares Capital Management LLC CEO (July 2014 – April 2025)
- Ares Management Senior Partner, Private Debt Group (at least May 2013 – at least March 2014)
- Ares Management Limited Director (2014 – 2017)
- Ares Credit Group Head (at least March 2017 – February 2025)
- Ares Credit Group Co-Head (at least March 2016 – at least March 2017)
- Ares Management GP LLC Partner (at least February 2017 – November 2018)
- Ares U.S. Direct Lending Committee Member (at least March 2016 – Present)

d. Mitchell Goldstein

- ARCC Director and Co-Chairperson of the Board (October 2024 – Present)
- ARCC Co-President (July 2014 – October 2024)
- ARCC Executive Vice President (May 2013 – July 2014)
- ASIF Co-CEO and a Trustee (September 2022 – Present)
- CADEX Vice President and a Trustee (at least December 2016 – Present)
- Ares Credit Group Partner (at least March 2016 – Present).

- Ares Credit Group Co-Head (at least March 2017 – at least March 2024)
- Ares Management Senior Partner, Direct Lending Group (at least March 2014 – at least March 2015)
- Ares Management Senior Partner, Private Debt Group (at least May 2013 – at least March 2014)
- Ares Management various positions of increasing responsibility (at least May 2005 – at least May 2013)
- Ares U.S. Direct Lending Committee Member (at least March 2016 – Present)

e. Eric B. Siegel

- ARCC Director (2004 – Present)
- ARCC Lead Independent Director (2010 – Present)
- ASIF Lead Independent Trustee (September 2022 – Present)

f. Ann Torre Bates

- ARCC Director (April 2010 – Present)
- ASIF Trustee (September 2022 – Present)
- ACI Trustee (October 2024 – Present)

g. Steven McKeever

- ARCC Director (September 2012 – Present)
- ASIF Trustee (September 2022 – Present)

41. This overlap has led to even the purportedly "independent" directors of the Board receiving millions of dollars in compensation for their service to Ares and its family of companies and funds, as the following table demonstrates:

Director	Fiscal Year	Ares Capital Corporation	Ares Strategic Income Fund	Ares Core Infrastructure Fund	Total
Bates, Ann Torre	2025	$360,750	$142,000	$101,000	$603,750
	2024	$273,000	$162,500	$21,986	$457,486
	2023	$281,000	$123,000	-	$404,000
	2022	$274,500	-	-	$274,500
	2021	$276,500	-	-	$276,500
	2020	$287,000	-	-	$287,000
	2019	$278,500	-	-	$278,500
	Total:	**$2,031,250**	**$427,500**	**$122,986**	**$2,581,736**
Henson, Mary Beth	2025	$328,250	-	-	$328,250
	2024	$247,000	-	-	$247,000
	2023	$255,000	-	-	$255,000
	2022	$202,000	-	-	$202,000

	Total:	$1,032,250	$0	$0	$1,032,250
Kelly, Jr., Daniel G.	2025	$320,250	-	-	$320,250
	2024	$243,000	-	-	$243,000
	2023	$249,000	-	-	$249,000
	2022	$245,500	-	-	$245,500
	2021	$250,500	-	-	$250,500
	2020	$259,000	-	-	$259,000
	2019	$253,500	-	-	$253,500
	Total:	$1,820,750	$0	$0	$1,820,750
McKeever, Steven B.	2025	$329,750	$133,000	-	$462,750
	2024	$252,000	$148,000	-	$400,000
	2023	$260,000	$112,000	-	$372,000
	2022	$256,500	-	-	$256,500
	2021	$259,500	-	-	$259,500
	2020	$269,000	-	-	$269,000
	2019	$260,500	-	-	$260,500
	Total:	$1,887,250	$393,000	$0	$2,280,250
Parks, Michael K.	2025	$321,250	-	-	$321,250
	2024	$248,000	-	-	$248,000
	2023	$251,500	-	-	$251,500
	2022	$249,500	-	-	$249,500
	2021	$251,500	-	-	$251,500
	2020	$260,000	-	-	$260,000
	2019	$52,500	-	-	$52,500
	Total:	$1,634,250	$0	$0	$1,634,250
Siegel, Eric B.	2025	$374,000	$158,000	-	$532,000
	2024	$285,000	$178,500	-	$463,500
	2023	$293,000	$138,000	-	$431,000
	2022	$286,500	-	-	$286,500
	2021	$289,500	-	-	$289,500
	2020	$300,000	-	-	$300,000
	2019	$294,500	-	-	$294,500
	Total:	$2,122,500	$474,500	$0	$2,597,000

BACKGROUND INFORMATION ABOUT THE INVESTMENT MANAGEMENT INDUSTRY AND THE PURPOSE OF THE ICA

42. An investment fund such as a BDC or mutual fund is typically created and managed by a pre-existing investment adviser that generally supervises the daily operation of the fund and often selects affiliated people to serve on the fund's board of trustees. Congress recognized as early as 1935 that because a typical investment fund is organized by its investment adviser who effectively controls the fund and provides the fund with almost all of its management services, and

because the fund's shares are bought by outside investors who rely on the services of the investment advisor, an investment fund cannot, as a practical matter, sever its relationship with the adviser and the fund's investment management agreement is usually not the product of arm's-length bargaining.

43. As a result, in 1940, Congress enacted the ICA to protect funds and their shareholders from unscrupulous investment advisers. The conflicts inherent in the structure of investment companies, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated, [and] managed, … in the interest of … investment advisers, … rather than in the interest of [shareholders]." As stated in the ICA:

> [T]he ***national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated, [and] managed ... in the interest of ... investment advisers, ... rather than in the interest of [shareholders]*** ... [or] when investment companies ... are not subjected to adequate independent scrutiny.

ICA Section 1(b)(2), (5); 15 U.S.C. §80a-1(b).

44. During the 1960s, Congress realized that investment advisers to funds were often charging those funds excessive fees. Thus, in 1970 Congress added Section 36(b) to the ICA. This provision created a federal cause of action for breach of fiduciary duty by investment advisers who charged the funds they manage excessive fees. Section 36(b) states, in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. ***An action may be brought under this subsection*** ... ***by a security holder of such registered investment company on behalf of such company, against such investment adviser, or an affiliated person of such investment adviser*** ... ***for breach of fiduciary duty in respect of such compensation*** or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

45. In 1980, Congress enacted amendments to the ICA to permit creation of BDCs to spur investments in small and mid-sized businesses. If a company elects to be treated as a BDC, it must subject itself to all relevant provisions of the ICA.

46. The test for determining whether fee compensation paid to an adviser violates Section 36(b) of the ICA is essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in light of all the surrounding circumstances. Thus, an adviser violates Section 36(b) if it charges a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not reasonably have been the product of arm's-length bargaining.

ARCC'S ORGANIZATION AND OPERATIONS

47. ARCC elected to be regulated as a BDC under the ICA and treated as a regulated investment company ("RIC") for U.S. federal income tax purposes. Because it is a RIC, ARCC must distribute to shareholders in each taxable year: (i) at least 90% of its investment company taxable income; and (ii) at least 90% of its tax-exempt interest for that taxable year.

48. ARCC primarily invests in debt and equity securities of middle-market companies. Many of those investments are private, illiquid, and not traded in active markets. The Fund is externally managed and has no traditional independent operating infrastructure comparable to an internally managed investment company. Instead, the Adviser performs the Fund's advisory, investment-selection, monitoring, administrative, valuation, and other functions.

49. As of March 31, 2026, ARCC had investments in 607 portfolio companies, with an average investment size in each of the Fund's portfolio companies of approximately $49 million based on claimed fair value. ARCC acknowledges that, while the instruments it invests in are not typically rated, if they had been so rated they would be considered below investment grade.

50. Pursuant to the Advisory and Administration Agreements, ARCC pays the Adviser a management fee and an incentive fee, as well as an administration fee. As detailed herein, these fees were so excessive that they were in breach of the fiduciary duties owed by the Adviser to ARCC pursuant to Section 36(b) of the ICA. The excessiveness of the fees is demonstrated by, *inter alia*: (i) the failure of the Adviser to adequately pass economies-of-scale savings on to ARCC and its shareholders; (ii) the overstatement of ARCC's assets; (iii) the costs and profitability of the Adviser's investment management services; (iv) the inflation of the Adviser's fees through sources of deferred income and excessive leverage without the imposition of meaningful protections for the Fund; and (v) the failure of the Board to exercise the requisite level of care and conscientiousness in approving the fees paid to the Adviser.

THE ADVISER'S EXCESSIVE COMPENSATION

A. The Adviser Receives Excessive Compensation for the Services Rendered

1. The Base Management Fee Encourages Risky, Leveraged, and Overstated Investments

51. The Adviser is responsible for ARCC's day-to-day operations and provides investment advisory and management services to ARCC. The Adviser manages ARCC's investment operations, including portfolio composition, investment selection, and monitoring of investments. The Adviser's management of the Fund is led by an investment management committee consisting of deVeer, Goldstein, Smith, and other Ares partners.

52. ARCC pays the Adviser a base management fee and an incentive fee.

53. The base management fee is calculated on ARCC's total assets, including assets purchased with leverage, and not on net assets or shareholders' equity. ARCC's base management fee consists of 1.5% of gross assets financed using leverage up to 1x debt to equity and 1% on

gross assets financed using leverage above 1x debt to equity. The Fund explains the base management fee as follows:

> The Base Management Fee shall be 1.50% per annum of the average value of the Corporation's total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of each of the two most recently completed calendar quarters; provided, however, the Base Management Fee shall be 1.00% per annum of the average value of the Corporation's total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of each of the two most recently completed calendar quarters that exceeds an amount equal to the product of (i) 200% and (ii) the Corporation's net asset value at the end of the most recently completed calendar quarter. The Base Management Fee will be payable quarterly in arrears and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base Management Fees for any partial month or quarter will be appropriately prorated.

54. Because the Adviser's base management fee is calculated on total assets, every dollar of additional leverage increases the asset base on which the Adviser is paid. This means that the Adviser can increase its management fees by causing ARCC's purported asset base to expand through borrowing, even if the incremental investments funded by that leverage do not improve ARCC's risk-adjusted returns. Leverage, however, is not costless. Borrowed funds increase the amount of assets ARCC can hold, but they also increase interest expense, refinancing risk, market sensitivity, and downside losses to equity.

55. Because ARCC's base management fee is calculated on total assets, leverage increases the Adviser's compensation even before considering whether the leveraged investments generate positive risk-adjusted returns. The fee structure therefore gives the Adviser a financial incentive to maximize assets under management rather than maximize risk-adjusted returns to ARCC shareholders. The conflict is particularly acute here since ARCC stock has at times traded below NAV, constraining the Fund's ability to raise new equity without dilution. Leverage, meanwhile, remains available to increasing fee-bearing assets. At the end of fiscal 2025, more than 52% of the Fund's total assets were supported by leverage.

56. Where leverage is paired with risky illiquid debt, PIK income, and Level 3 valuations, the total-asset fee becomes especially likely to produce excessive compensation unless the Board negotiates meaningful fee breakpoints, leverage caps, net-asset fee alternatives, or risk-adjusted performance protections. The Board failed to negotiate such protections and instead permitted the continuation of a fee structure that rewarded balance-sheet expansion, without regard to whether taking on additional debt was in the best interests of ARCC.

57. The leverage-driven fee structure creates a conflict between the Adviser and ARCC shareholders. The Adviser benefits from a larger leveraged asset base while shareholders bear the risks of credit losses, interest expense, refinancing pressure, NAV decline, and market discounts.

58. In addition, the fee ARCC pays the Adviser directly correlates to the value of ARCC's investments, as higher asset values lead to a larger asset base for the purpose of calculating the Adviser's investment management fees.

59. ARCC utilizes Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurement* ("ASC 820"), to assess the fair value of its investments. ASC 820 provides three distinct levels for valuing assets, each with an increasing degree of subjectivity:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that [ARCC] has the ability to access[;]
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly[; and]
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

60. Here, approximately 97% of ARCC's investments are Level 3 assets.

61. Rule 2a-5 of the ICA permits the Board to designate an investment adviser as the valuation designee, subject to Board oversight. The Adviser serves as ARCC's valuation designee

under Rule 2a-5 for purposes of fair-valuing portfolio investments without readily available market quotations.

62. This structure creates a direct conflict: the Adviser is the entity responsible for valuation inputs and judgments for illiquid assets and also is heavily incentivized to provide artificially inflated valuations for the Fund's portfolio and avoid asset markdowns because the Adviser receives larger fees when those assets are valued higher or written down more slowly.

63. The use of third-party valuation firms does not eliminate this conflict. In instances where the Adviser actually uses a third-party valuation adviser, the Adviser makes available to the third-party advisor the information the Adviser deems relevant. The third-party adviser does not independently verify this information.

64. In 2025, ARCC paid a base management fee to the Adviser of $425 million, a 96% increase from the $217 million base management fee the Fund paid the Adviser in 2020.

2. The Adviser's Incentive Fee Encourages Risky PIK Investments and the Overstatement of the Value of the Fund's Investments

65. ARCC also pays the Adviser an incentive fee based on the Fund’s NII.[3] ARCC describes its NII as follows:

> [I]nterest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the administration agreement, and any interest expense and dividends paid

---

[3] Under the Advisory Agreement, the Adviser can also receive a "capital gains fee." The capital gains fee is calculated "by subtracting (1) the sum of the Corporation's cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (2) the Corporation's cumulative aggregate realized capital gains, in each case calculated from October 8, 2004. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20.0% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year." In 2025, ARCC did not pay a capital gains fee.

> on any outstanding preferred stock, but excluding the income based fee and capital gains incentive fee accrued under U.S. generally accepted accounting principles ("GAAP")). Pre-incentive fee net investment income includes, in the case of investments with a deferred income feature (such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that we have not yet received in cash. ***Our investment adviser is not under any obligation to reimburse us for any part of the income based fee it received that were based on accrued income that we never actually received***.

66. ARCC pays the Adviser, on a quarterly basis, 0% of the Fund's NII below a hurdle rate of 1.75%, 100% of the NII between 1.75% and 2.1875%, and 20% of all additional income.

67. The NII does not take into account unrealized capital losses and includes accrued income. Specifically, NII includes deferred-interest instruments, original issue discount, PIK interest income, PIK dividend income, zero-coupon securities, and similar investments even if ARCC does not ultimately receive the cash on which these fees are based. Concerning PIK interest, ARCC capitalizes the interest amount into the principal balance and the amortized cost of the underlying investment, increasing the amount owed and therefore the purported value of the investment without a corresponding cash payment to the Fund.

68. Consequently, the Adviser may receive NII fees based on accounting income that remains contingent on the borrower's future ability to refinance, repay, or otherwise satisfy its obligations. Further, the Adviser may receive a cash NII fee even if ARCC posts a loss, for example if the loss is based on unrealized capital losses.

69. ARCC attributes a substantial amount of its NII to PIK interest and dividend income. In 2025, ARCC reported $487 million of total PIK income ($219 million of PIK interest income and $268 million of PIK dividend income). Accordingly, PIK income represented over 34% of ARCC's 2025 total net investment income of $1.415 billion.

70. Every dollar of PIK income increases the Adviser's incentive fees and base management fees. First, PIK income increases the Fund's NII and therefore supports the income

based incentive fee. Second, PIK income is added to the principal of the loan, increasing the amount owed on the underlying investment and leading to an ostensibly higher asset valuation, thereby increasing the base management fee. Thus, PIK income can increase advisory compensation while simultaneously representing degradation in the Fund's portfolio assets. Such a dynamic is inconsistent with an arm's-length compensation structure unless offset by rigorous fund protections such as total-return look-backs or full-cycle loss-sharing protections.

71. Here, the Advisory Agreement fails to contain such protections. The Adviser is not obligated to reimburse ARCC for fees received on accrued PIK income, even if the Fund never actually receives the cash supporting such fee payments. Rather, if ARCC later places a PIK investment on non-accrual, restructures the credit, records a realized loss, refinances the loan, or accepts payment through another instrument, the Adviser has no contractual obligation to restore the benefit to ARCC even if the Adviser has already received fees on the original accrual. Put differently, even if the income is later uncollectible and ARCC suffers the loss, the Adviser retains the related fees already paid by the Fund. The result is asymmetric: the Adviser receives cash fees currently on non-cash income, but ARCC and its shareholders bear the risk that the non-cash income is never received. In 2025, ARCC paid the Adviser an income-based fee of $348 million, while the Fund recognized $487 million in total PIK income.

72. PIK interest income poses an additional problem: PIK interest income is taxable even if it does not generate any cash income. As a result, ARCC must fund cash dividends on income it did not actually receive. ARCC cannot cover its dividend payments with the cash components of its net interest and dividend income. For example, in 2025, ARCC took in $930 million in cash interest and dividends, not including PIK. For the same year, ARCC paid out $1.26

billion in dividends. As a result, ARCC has had to use money from loan repayments, investment gains, and capital inflows to help the BDC satisfy its dividend obligations.

73. The credit asset-management company The TCW Group ("TCW") wrote in an August 2025 report that "an increase in PIK interest – whether at the individual borrower level or across a portfolio – should prompt a thorough review of underlying credit fundamentals." TCW explained that many borrowers turned to PIK financing in lieu of cash payments because they were unprepared to deal with increasing interest rates and had insufficient free cash flow generation to sustain cash interest payments. TCW highlighted the conflict this created: "For lenders, PIK accrual increases the principal balance, preserving lenders' contractual economics and potentially enhancing lenders' recovery." However, as TCW pointed out, since BDCs are required to pay out 90% of their income and PIK is noncash income, a BDC may be required to raise capital to cover its dividend obligations through dilutive capital raises. As a result, PIK income "can be potentially value destroying for equity investors as well." TCW continued: "A sustained increase in PIK interest as a percentage of total income can strain BDC liquidity, capital management, and ultimately shareholder returns."

74. ARCC's claim that PIKs were included in origination just highlights the risky nature of these investments. The Adviser has directed ARCC to enter into investments knowing that portfolio companies agreeing to PIK financing may be doing so to conserve their available cash or due to constraints on their ability to pay. Rather than lending these companies less money, which would thereby decrease the Adviser's fee but result in safer investments for the Fund, the Adviser structured these transactions in the opposite manner. The Adviser used scheduled PIK interest payments to increase the loan size thereby increasing the fees it receives, even if the cash to the Fund may have been rendered more speculative as a result.

75. Notably, several of ARCC's PIK positions are co-invested alongside other Ares-affiliated funds. Marking down the asset value in these portfolio companies would therefore risk a snowball effect across Ares' other BDCs, adding to the Adviser's incentives to rely on PIK financing rather than timely write down portfolio assets or originate smaller loans. For example, ARCC has received PIK interest instead of cash payments in, at a minimum, the following investments within the software and services industry that are also held by ASIF and/or CADEX:

(i) Adonis Bidco Inc. first lien senior secured loan;

(ii) Banyan Software Holdings, LLC and Banyan Software Intermediate, Inc. Series A preferred shares;

(iii) BCTO Ignition Purchaser, Inc. senior subordinated loan;

(iv) Cascade Intermediate II, Inc. senior subordinated loan;

(v) Centralsquare Technologies, LLC and Supermoose Newco, Inc. Series A preferred stock;

(vi) Cority Software Inc., Cority Software (USA) Inc., and Cority Parent, Inc. Class A-1 preferred equity;

(vii) DCert Preferred Holding, Inc. Series A preferred stock;

(viii) Diligent Preferred Issuer, Inc. Series A preferred stock;

(ix) Eclipse Topco, Inc. preferred units;

(x) GSV PracticeTek Holdings, LLC Class A units;

(xi) HS Purchaser, LLC and Help/Systems Holdings, Inc. first lien senior secured loan;

(xii) ID.me, LLC and ID.me, Inc. first lien senior secured loan;

(xiii) IQN Holding Corp. first lien senior secured loan;

(xiv) JAMS Holdings LP preferred units;

(xv) Knockout Intermediate Holdings I Inc. preferred stock;

(xvi) Magic Topco, L.P. Class A units;

(xvii) ModMed Software Holdings Midco, Inc. Series A preferred stock;

(xviii) Netsmart Technologies, Inc. first lien senior secured loan;

(xix) Packers Software Intermediate Holdings, Inc. Series A, A-2, and A-3 preferred shares;

(xx) PCMI Ultimate Holdings, LP Class A units;

(xxi) PDI TA Holdings, Inc. first lien senior secured loan;

(xxii) PracticeTek MidCo, LLC senior subordinated loan;

(xxiii) Revalize, Inc. first lien delay draw term loan;

(xxiv) Severin Acquisition, LLC first lien senior secured loan;

(xxv) Sunshine Software Holdings, Inc. Series A preferred shares;

(xxvi) UserZoom Technologies, Inc. first lien senior secured loan;

(xxvii) WebPT, Inc. first lien senior secured loan; and

(xxviii) WPT Intermediate Holdco, Inc. senior subordinated loan.

76. If the Adviser marked down the value of these portfolio assets held by ARCC, the Adviser would have to do the same across Ares' other investment vehicles. This provides a powerful incentive for the Adviser to avoid or delay writing down ARCC's assets at all costs, including through the use of loan modifications or PIK income.

3. The Adviser Has Delayed Writing Down the Value of ARCC's Investments

77. Investors in Ares' BDCs are on high alert. Earlier in 2026, investors in Ares' private BDC, ASIF, attempted to redeem 11.6% of that fund's shares. In response to this rash of

redemptions, Ares limited quarterly redemptions at ASIF to 5% of shares. A substantial markdown of assets held by Ares-affiliated funds would likely cause another spike in redemption requests.

78. Notably, in 2025, ARCC acknowledged unrealized depreciation in several investments. Yet, in many of these companies, the Adviser failed to timely mark down correlated positions. For example, with respect to its positions in Balrog Acquisition, Inc., Balrog Topco, Inc., and Balrog Parent, L.P. (collectively, "Balrog"), the Adviser wrote down ARCC's series A preferred shares (with its 11% PIK) by $5 million, or by over 14%, but kept its valuation of investment in ARCC's Balrog Class A preferred units almost unchanged, going from $7.7 million to $7.2 million. Similarly, the Adviser kept the valuations of ARCC's investments in Balrog's loans (first and second) close to their principal cost.

79. The Adviser's valuation of ARCC's positions in Symplr Software Inc. and Symplr Software Intermediate Holdings, Inc. ("Symplr") followed a similar pattern. The Adviser significantly wrote down the value of ARCC's investments in Symplr's preferred shares, for example going from $131 million to $106.1 million for one tranche. Nevertheless, the Adviser left the value of the Fund's investments in Symplr's revolving loan virtually untouched (only slightly marking down from $6.5 million to $5.5 million for one investment and from $800,000 to $700,000 for the other investment).

80. Similarly, with respect to ARCC's positions in VPROP Operating, LLC and V SandCo, LLC ("VPROP"), the Adviser valued VPROP's Class A units at $0, down from $32.8 million, and cut the value of one tranche of VPROP's first lien senior secured loan by over 50% from $30.3 million to $14.1 million. Nevertheless, the Adviser continued to value two other tranches of first lien senior secured loans to VPROP at cost.

81. Likewise, the Adviser decreased the fair value of ARCC's loan investments in EP Purchaser, LLC and TPG VIII EP Co-Invest II, L.P. ("EP Purchaser") by over $13 million, going from $49.8 million to $36.5 million, yet ***increased*** the value of ARCC's investment in EP Purchaser partnership units by more than 50%, going from $3 million to $4.9 million.

82. On July 29, 2026, ARCC reported its financial results for its second fiscal quarter ending June 30, 2026 ("2Q26")—the Fund's most recent quarter. ARCC reported that loans on non-accrual status represented 2.4% of its total investments at amortized cost at quarter's end, the highest such percentage in over five years. As another indication of degraded portfolio quality, ARCC reported $595 million in net unrealized losses for the first six months of 2026, compared to $78 million in net unrealized losses during the prior year period—a ***663% increase***. The Fund further disclosed that it had placed five borrowers on non-accrual status, including an $84.6 million subordinated loan to AmeriVet Veterinary Partners Management, Inc. ("AmeriVet") (notably, a loan with an 8.25% PIK).

83. Significant red flags with ARCC's AmeriVet investment preceded the Adviser's belated decision to place the loan on nonaccrual. The Adviser originated the Fund's AmeriVet exposure in November 2023 as a 16.5% PIK subordinated loan maturing in December 2030, together with equity interests in the AmeriVet sponsor structure (Class A and C units). At the end of fiscal 2024, according to the Adviser, ARCC's AmeriVet investment had a fair value of $63.5 million versus an amortized cost of $65 million.

84. Shortly thereafter, ARCC's AmeriVet investment suffered noticeable degradations. In the first quarter of 2025, the Adviser essentially wrote off the value of ARCC's Class A and C units, which had at one point been allegedly worth $4.3 million combined. ARCC also reported continuing increases in the amortized cost for its AmeriVet investment, indicating a growing loan

balance. By the end of 2025, the amortized cost to ARCC had ***increased*** to $75.4 million while the Adviser kept its fair value relatively steady at $64.7 million, meaning the fair value had degraded to just 86% of cost.

85. During the third quarter ending September 30, 2025, ARCC reduced the PIK component of AmeriVet's subordinated loan from 16.5% to 8.25%, indicating that the loan terms had been modified to provide borrower relief. Finally, the Adviser belatedly placed the Fund's AmeriVet investments on non-accrual status for the quarter ended June 30, 2026. Notably, a different BDC, FS KKR Capital Corp., revealed it had moved one of its own positions in AmeriVet to non-accrual status as of December 31, 2025—***six months prior***.

86. The Adviser also placed ARCC's investment in OTG Concessions Management, LLC and Octa Parent Holdings, LLC ("OTG") on nonaccrual during the Fund's second fiscal quarter of 2026. Like the AmeriVet investment, the Fund's OTG investment's amortized cost had increased over time, indicating a growing loan balance and borrower distress. At the end of fiscal 2024, the amortized cost for ARCC's OTG investment was $8 million. By the time the Adviser moved this position to nonaccrual, the cost had increased to $9.7 million.

87. Another ARCC investment the Adviser recently moved to nonaccrual was Aventine Intermediate Holdings LLC and Aventine Holdings II LLC ("Aventine"). Similar to its AmeriVet and OTG investments, ARCC's Aventine investment had previously shown significant signs of distress. As of December 31, 2024, ARCC held a first lien senior secured loan and a senior subordinated loan, both of which had a PIK component.

88. During the quarter ended June 30, 2025, the Adviser re-labeled the senior subordinated loan as a second lien senior secured loan. Then, during the quarter ended September 30, 2025, the Adviser restructured ARCC's Aventine investment, extending the maturity of the

first lien senior secured loan from June 2027 to June 2029 and increasing the PIK component of the loan from 3% to 3.5%, while reducing the non-PIK component from 10.4% to 10.1%. The Adviser also reduced the amortized cost of this loan from $10.6 million to $6.3 million (a reduction of over 40%) and reduced its fair value from $10.3 million to $6 million (a 42% reduction). By the end of 2025, ARCC reported the fair value of the senior subordinated loan at $40.9 million versus an amortized cost of $53.1 million, just 77% of cost. Likely trying to stave off nonaccrual, the Adviser further reduced the PIK component of the second lien senior secured loan from 10.25% to 5.13% during the quarter ended March 31, 2026, before belatedly moving this loan to nonaccrual during the subsequent quarter.

89. The Adviser also moved ARCC's investments in NAS, LLC and Nationwide Marketing Group, LLC (the "NAS investment") to nonaccrual during the Fund’s most recent quarter. As of December 31, 2024, ARCC's NAS investment consisted of one first lien senior secured revolving loan and three separate tranches of first lien senior secured loans. In the quarter ended March 31, 2025, the Adviser reduced the coupon for all four loans from approximately 11.2% to approximately 10.9%. Then, during the quarter ended June 30, 2025, the Adviser extended the maturity for the loans from June 2025 to April 2026. It then further reduced the coupon rate to approximately 10.5% during the quarter ended December 31, 2025. The Adviser reduced the coupon one final time to approximately 10.3% during the quarter ended March 31, 2026, and again extended the loan's maturity to May 2026. Despite these changes, the Adviser claimed the fair value of each loan was nearly 100% of amortized cost throughout this time frame, before finally placing the loans on non-accrual status during ARCC's second fiscal quarter of 2026.

90. The combination of all these events strongly indicates that the Adviser has kept ARCC's portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the changing risk profile of its portfolio in order to artificially increase its fees.

B. The Adviser Did Not Share the Benefits of Scale with ARCC

91. Investment advisory services involve significant fixed costs, including personnel, systems, compliance, investment-sourcing infrastructure, valuation processes, legal support, and portfolio administration. Once that infrastructure is in place, the marginal cost of managing additional assets generally does not increase proportionally with assets under management.

92. That is particularly true for the Adviser because ARCC operates within the broader Ares platform. Ares originates, evaluates, allocates, monitors, and values investments across numerous affiliated funds and accounts using overlapping personnel, systems, and information resources.

93. The Adviser therefore enjoys platform-wide efficiencies when assets grow, when co-invested positions are shared amongst affiliated vehicles, and when the same borrower diligence and monitoring can be used across multiple fee-paying vehicles.

94. Since 2020, the Fund's total assets have increased almost 93%, from $16.2 billion to $31.2 billion. ARCC's sizeable growth has generated substantial economies of scale for the Adviser in its provision of investment management services to ARCC. Rather than modifying the Fund's investment management strategy accordingly, ARCC highlights that the Adviser's investment strategy has remained the same even as the Fund has ballooned in size, stating:

> In making its investment decisions, our investment adviser has adopted Ares' long-standing, consistent, credit-based investment approach that was developed over 25 years ago by its founders. Specifically, our investment adviser's investment philosophy, portfolio construction and portfolio management involve an assessment of the overall macroeconomic environment and financial markets and company-specific research and analysis.

95. Nevertheless, the Adviser has failed to pass on to ARCC the benefits of the economies of scale that it has received. As the following table shows, the fees the Adviser has received from the Fund have increased in line with the massive increase in ARCC's assets.[4]

	2020	2021	2022	2023	2024	2025	20-25 Increase
Management Fees	$217,000,000	$253,000,000	$305,000,000	$323,000,000	$374,000,000	$425,000,000	95.85%
Income Based Fees	$184,000,000	$225,000,000	$252,000,000	$328,000,000	$364,000,000	$348,000,000	89.13%
Capital Gains Incentive Fees	$0	$161,000,000	$0	$53,000,000	$18,000,000	$0	n/a
Total Fees	$401,000,000	$639,000,000	$557,000,000	$704,000,000	$756,000,000	$773,000,000	92.77%
Net Assets	$7,176,000,000	$8,868,000,000	$9,555,000,000	$11,201,000,000	$13,355,000,000	$14,318,000,000	99.53%
Total Assets	$16,196,000,000	$20,843,000,000	$22,398,000,000	$23,800,000,000	$28,254,000,000	$31,235,000,000	92.86%

96. The increase in advisory fees paid by ARCC was not accompanied by a proportionate increase in services or costs incurred by the Adviser. Investment advisers fulfilling their fiduciary obligations to the funds they manage will normally include breakpoints such that the fees they charge decrease as the assets under management reach certain size thresholds. The Advisory Agreement, however, does not contain any such breakpoints. Instead, the Adviser has retained the benefits of the Fund's increased scale for itself.

97. ARCC also pays the Adviser's affiliate, Ares Operations LLC ("Ares Operations"), an administrative fee. ARCC paid Ares Operations $15 million in 2025. The Fund describes Ares Operations as follows:

> Pursuant to the administration agreement, Ares Operations furnishes us with office equipment and clerical, bookkeeping and record keeping services at our office facilities. Under the administration agreement, Ares Operations also performs, or oversees the performance of, our required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial and other records that we are required to maintain and preparing all reports and other materials required to be filed with the SEC or any other regulatory authority, including reports to stockholders. In addition, Ares Operations assists us in determining and publishing our net asset value, assists us in providing managerial assistance to our portfolio companies, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and

[4] The current base management fee schedule went into effect on June 21, 2019.

generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others.

98. In addition to providing administrative services to ARCC, Ares Operations acts as the administrator for ASIF, CADEX, ACI, ARDC, and Ivy Hill, further reducing the costs to Ares Operations attributable to its administration of the Fund. Moreover, Ares Operations shares its Los Angeles headquarters with the Adviser, further reducing its costs.

99. As a result, the Adviser has even greater economies of scale than just those derived from ARCC's massive size alone. Notably, although ARCC claims to pay only its "allocable portion of Ares Operations' overhead and other expenses[,]" the Fund does not disclose the total amount of Ares Operations' costs and expenses nor how those amounts are allocated amongst funds within the Ares fund family, strongly inferring that ARCC is paying for offices and services that are either being utilized by the other BDCs within the Ares fund complex or that Ares is charging multiple BDCs for the same advisory services.

C. ARCC Is Excessively Profitable for the Adviser and Ares

100. Based on the limited public information available, the inflated assets under management plus failure to pass along the savings of scale led to excessive profitability for the Adviser.

101. Ares reported $644 billion in assets under management as of March 31, 2026, including $399.6 billion in fee-paying assets under management. An investment management firm with such enormous scale can decrease its costs per fund managed by spreading investment personnel, compliance systems, valuation processes, IT infrastructure, legal resources, and borrower monitoring across multiple funds and accounts.

102. In 2025, Ares reported fee related earnings ("FRE") of approximately $1.775 billion and an FRE margin of 41.7%. And, in its most recent Quarterly Report on Form 10-Q filed with

the SEC on May 8, 2026, Ares reported that its Credit Group (which contains ARCC) had FRE of $477 million and realized income of $543 million for the quarter. Ares reported a FRE margin of 42.4% in its most recent quarter, a 0.9% increase from the 41.5% FRE margin it had reported for the first quarter of 2025.

103. In contrast, a study on operating results for financial advisory firms found that the profit margin for firms with more than $1 billion of assets under management was 34.8%, significantly below the profit margins enjoyed by Ares.

104. The Adviser's profitability is also excessive given that the Fund represents a captive client of the Adviser. The Adviser only provides services to Ares-affiliated entities. Therefore, the Adviser has no need for normal business generating expenses, such as client retention or development, further padding its profits.

D. The Adviser and Ares Receive Substantial Fall-Out Benefits

105. Ares also receives fall-out benefits from ARCC beyond the advisory fee itself. Fall-out benefits are collateral benefits that accrue to the adviser because of its relationship with the investment fund. These benefits include investment sourcing advantages, enhanced market reputation from managing the largest publicly traded BDC, information advantages from ARCC's portfolio scale, cross-vehicle co-investment opportunities, affiliated-vehicle economics, and the ability to use ARCC's platform to support Ares' broader private-credit business.

106. Ares' history of operating and managing the Fund acutely demonstrates some of these fall-out benefits. ARCC went public in 2004. Based in large part on the strong fees generated by the Fund to the Adviser, Ares conducted its own initial public offering a decade later in 2014.

107. Further, given the overlap of investments between ARCC and the other Ares-affiliated funds described above, the Adviser's activities such as diligence and oversight benefit

more than just ARCC, bolstering operations across various Ares funds and adding to the Adviser's profitability.

108. Sometimes this synergistic benefit to Ares is even more explicit. In April 2025, the SEC made changes to significantly ease compliance and governance burdens by allowing BDCs to co-invest with other affiliated entities, and ARCC has applied for and received a "co-investment exemptive order" from the SEC that allows ARCC to co-invest with Ares in portfolio companies. Nevertheless, the Adviser has passed none of these benefits on to the Fund in terms of cost savings or reduced fees.

E. Comparative Fee Analysis Shows the Fees Are Excessive

109. Comparable-fee analysis must account not only for nominal fee percentages but also for the economic terms that mitigate adviser asymmetry, including total-return hurdles, look-backs, loss carryforwards, leverage adjustments, and net-asset-based fee calculations. According to a 2025 analysis of BDCs compiled by Mayer Brown, more than half of comparable BDCs include look-back features and/or total return requirements designed to reconcile incentive compensation with full-cycle performance, or do not contain any incentive fees at all.

110. A superficially common 1.5% base management fee or 20% incentive fee can be excessive in context and as applied in practice, for example where applied to inflated asset valuations, paired with excessive leverage and non-cash accrued income, and devoid of look-back protections.

111. Where ARCC's peer BDCs include total-return requirements or look-back mechanisms, they address the exact risk present here: an adviser earning current fees on income that later becomes a loss, depreciated, or uncollectible. ARCC's fee arrangement is less favorable

because the Adviser receives fees even when the underlying economic performance remains unresolved, and the Fund has no recourse if it fails to receive the corresponding income.

112. The Board failed to negotiate protections commonly associated with arm's-length institutional arrangements, including a loss carryforward, look-backs for uncollected PIK, total-return look-back, or fee reduction for leveraged assets.

113. As of December 31, 2025, Ivy Hill Asset Management, L.P. ("IHAM") consolidated investment vehicles had $12.4 billion in total assets under management, approximately 40% the size of the total assets that ARCC had under management at that time. IHAM's management fees, however, were only a small percentage of the fees ARCC pays the Adviser. Specifically, IHAM reported receiving management fees and other income of $53 million, while the consolidated vehicles managed by IHAM reported comparably low management fees and other expenses of just $59 million. By either metric, IHAM's investment vehicles paid its adviser materially less than the Fund paid its Adviser as a percentage of total assets under management (approximately 0.4% for the IHAM funds versus 2.5% for ARCC).

114. ARCC has also established the SDLP joint venture with Varagon Capital Partners, L.P. to make first lien senior loans. SDLP had approximately $4.3 billion in total assets as of December 31, 2025. ARCC disclosed that the fees and expenses across its acquired funds, including SDLP, was 1.95% of net assets, less than half the Adviser's total management fees of 5.4% when calculated as a percentage of net assets.

115. Notably, dividends paid to IHAM were in cash, as was the interest paid on SDLP's certificates. The payment-in-kind interest for IHAM was *de minimis*. Thus, neither IHAM nor SDLP have accepted the large PIK exposure the Adviser has thrust on ARCC.

F. The Advisory and Administrative Agreements Do Not Reflect Arm's-Length Bargaining

116. The Advisory Agreement is required to be approved annually by the Board. Under Section 15(c), the Board was required to request and evaluate information reasonably necessary to assess the Advisory Agreement. Further, the Adviser was required to provide such information. In addition, ARCC states that the Adviser's fee is approved by the Audit Committee and a majority of the "independent" directors of the Board.

117. The facts detailed herein demonstrate that the Board failed to follow these practices. While the Advisory and Administrative Agreements are required to be approved by the Board, the Board appears to have abdicated its responsibilities to provide a meaningful check over the Adviser's fees. Evidencing this fact, the base management fee in the Advisory Agreement has not changed since 2019, despite ARCC's assets nearly doubling in that time. Further, the Board failed to negotiate meaningful fee breakpoints even though ARCC has become one of the largest publicly traded BDCs in history and the Adviser benefited from enormous economies of scale.

118. The Board also agreed to allow the Adviser to calculate its base management fee based on total assets, instead of net assets, and to include assets financed with leverage and speculative sources of income without any meaningful protections for the Fund as a means of inflating advisory fees. Notably, as of December 31, 2025, ARCC's total assets of $31.2 billion were more than twice its net assets of $14.3 billion.

119. The failure of the Board to set meaningful restraints on the Adviser's fees have encouraged excessive leverage and reliance on PIK income in the Fund's portfolio. The Board has failed to impose reasonable provisions to curtail fee abuses by the Adviser, such as a look-back provisions designed to reimburse the Fund for incentive fees paid on income that it never actually receives or to require a total-return hurdle or similar mechanism that would prevent the Adviser

from earning incentive fees where NII was offset by realized losses, unrealized depreciation, or the non-collection of previously accrued income.

120. Serving on the Board is a part-time job for Board members, most of whom are serving on the boards of directors of other public and private companies and institutions. At least half the members of the Board oversee numerous additional Ares' funds. This includes approving investment advisory and other services contracts for each fund or company, as well as other oversight responsibilities, including, among others, monitoring each fund's compliance with federal and state law and its stated investment policies, overseeing the daily pricing of each fund's security holdings, and approving each fund's prospectus, annual and semi-annual shareholder reports, and other required regulatory filings.

121. In approving the Advisory and Administrative Agreements, the Board relied on information and analyses that were prepared by the Adviser or were designed to support the Adviser's rationalization for the fees charged to ARCC. It does not appear that the Board has solicited proposals from other advisers to provide investment advisory services to ARCC. The Board has not included or negotiated for the inclusion of a "most favored nation" provision in the Advisory and Administrative Agreements, which would require that the fee rates paid by ARCC be at least as favorable as the lowest rate other clients of Ares pay for the same or substantially the same investment advisory services.

122. The Board has approved an investment advisory fee arrangement that enables the Adviser to retain for itself the vast majority of the benefits of economies of scale resulting from increases in ARCC assets under management without appropriately sharing those benefits with ARCC. In exchange, members of the Board have received millions of dollars in compensation for

their service on Ares-affiliated funds, and ARCC has agreed to indemnify them to the "maximum" extent permitted under Maryland law and the ICA.

THE EXCESSIVE INVESTMENT ADVISORY FEES HARMS ARCC

123. The investment advisory fees are paid out of ARCC's assets. Each dollar in fees paid by ARCC to the Adviser directly reduces the value of the Fund's investment portfolio and, consequently, the value of the shares owned by ARCC shareholders and the amount of cash available to distribute to ARCC shareholders in the form of dividends.

124. The payment of excessive investment advisory fees to the Adviser also harms ARCC on a going-forward basis because ARCC loses investment returns and profits it could earn on the amounts paid out as fees if those amounts had remained in ARCC's portfolio and were available for investment.

125. ARCC has sustained millions of dollars in damages due to the excessive investment advisory fees paid to the Adviser in breach of the fiduciary duties owed by the Adviser to the Fund.

COUNT I

Against Defendant Pursuant to Section 36(b) of the ICA
Derivatively for Breach of Fiduciary Duty

126. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

127. Defendant owes fiduciary duties to ARCC and its investors with respect to the receipt of compensation for services and payments of a material nature made by and to it.

128. The fees charged by the Adviser for providing services to ARCC breached its fiduciary duties to ARCC with respect to such compensation.

129. This Count is brought by Plaintiff derivatively on behalf of ARCC against Defendant for breach of its fiduciary duties with respect to the receipt of compensation as defined by Section 36(b) of the ICA.

130. The excessive fees received by the Adviser were in breach of its fiduciary duties to ARCC with respect to such compensation. By reason of the conduct described in this Complaint, Defendant violated Section 36(b) of the ICA.

131. As a direct, proximate, and foreseeable result of Defendant's breach of fiduciary duties, ARCC and its shareholders have sustained millions of dollars in damages.

132. In charging and receiving inappropriate, unlawful, and excessive compensation, and failing to put the interests of Plaintiff and other shareholders of ARCC ahead of its own interests, Defendant has breached and continues to breach its statutory fiduciary duty to ARCC and its shareholders in violation of Section 36(b) of the ICA.

133. Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the actual damages resulting from the breach of fiduciary duty by the Adviser, up to and including, the amount of compensation or payments received from ARCC and earnings that would have accrued to ARCC's shareholders had that compensation not been paid to Defendant, and such other relief as the Court deems just and equitable, including rescission of the Advisory Agreement or a rescissory measure of damages.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. An order declaring that Defendant has violated and continues to violate Section 36(b) of the ICA through the receipt of fees from ARCC that are in breach of Defendant's fiduciary duty with respect to the receipt of compensation.

B. An order preliminarily and permanently enjoining Defendant from further violations of the ICA.

C. An order awarding damages, including, without limitation, rescissory and compensatory damages on behalf of ARCC against Defendant, including repayment of all unlawful and/or excessive investment, supervisory and administrative, distribution, and servicing management fees paid to it by ARCC or its shareholders from one year prior to the commencement of this action through the date of the trial of this case, together with interest, costs, disbursements, attorneys' fees, fees of expert witnesses, and such other items as may be allowed to the maximum extent permitted by law. Plaintiff reserves the right to seek punitive damages where applicable.

D. Injunctive relief preventing the Defendant from charging excessive fees in the future.

E. An order awarding Plaintiff reasonable costs incurred in this action, including attorneys' fees, expert witness fees, and such other times as may be allowed to the maximum extent permitted by law.

F. Such other and further relief as may be equitable, just, and proper under the circumstances.

JURY DEMAND

Plaintiff, on behalf of ARCC, demands a trial by jury on all claims so triable.

Dated: August 14, 2026

SILVERMAN THOMPSON SLUTKIN & WHITE LLC
WILLIAM SINCLAR

/s/ William Sinclair
WILLIAM SINCLAIR (Bar No. 28833)

400 E. Pratt Street, Suite 900
Baltimore, MD 21201
Telephone: (410) 385-2225
Facsimile: (410) 547-2432

E-mail: bsinclair@silvermanthompson.com

ROBBINS LLP
BRIAN J. ROBBINS (Pro Hac to be applied)
STEPHEN J. ODDO (Pro Hac to be applied)
MICHAEL J. NICOUD (Pro Hac to be applied)
MICHELLE H. NGUYEN (Pro Hac to be applied)
5060 Shoreham Place, Suite 300
San Diego, CA 92122
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
E-mail: brobbins@robbinsllp.com
soddo@robbinsllp.com
mnicoud@robbinsllp.com
mnguyen@robbinsllp.com

ROBBINS GELLER RUDMAN & DOWD LLP
BRIAN E. COCHRAN (Pro Hac to be applied)
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: (619) 231-1058
Facsimile: (619) 231-7423
E-mail: bcochran@rgrdlaw.com

Attorneys for Plaintiff

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